FILED BY MANPOWER INC.

PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY:  RIGHT MANAGEMENT CONSULTANTS, INC.

COMMISSION FILE NO. 001-31534

FOR IMMEDIATE RELEASE

Contacts:
Michael J. Van Handel, CFO Manpower Inc. +1.414.906.6305 michael.vanhandel@manpower.com	Charles J. Mallon or G. Lee Bohs Right Management Consultants, Inc. +1.215.988.1588 charlie.mallon@right.com or lee.bohs@right.com

Manpower Inc. and Right Management Consultants, Inc. Announce Exchange Rate

MILWAUKEE and PHILADELPHIA (January 16, 2004) – Manpower Inc. (NYSE:MAN) and Right Management Consultants, Inc. (NYSE:RHT) announced today their determination pursuant to their previously announced merger agreement that Manpower will exchange 0.3874 of a share of Manpower common stock for each share of common stock of Right, based on the expectation that Manpower will first accept shares of Right common stock for exchange pursuant to the exchange offer at 12:00 midnight, New York City time, on the evening of January 21, 2004, the initial expiration date of the exchange offer.

On December 10, 2003, Manpower entered into an agreement and plan of merger with Right providing for a subsidiary of Manpower to acquire all of the outstanding shares of Right common stock by means of an exchange offer and subsequent merger.  In the exchange offer, Manpower, through its wholly owned subsidiary, Hoosier Acquisition Corp., is offering to exchange a fraction of a share of Manpower common stock for each share of Right common stock that is validly tendered and not withdrawn.  Manpower refers to this fraction as the exchange rate.

The exchange rate announced today has been calculated by dividing $18.75 by $48.40, which is the average of the average daily high and low sale price per share of Manpower common stock on the New York Stock Exchange for the ten trading days ending on January 16, 2004.

Subject to the terms of the merger agreement, Manpower may extend the exchange offer if, at the scheduled expiration date of the exchange offer, any of the conditions to the exchange offer has not been satisfied or, where permissible, waived.  If the exchange offer is extended, Manpower will recalculate the exchange rate based on the later expected date on which Manpower will first accept shares of Right common stock for exchange pursuant to the exchange offer and will announce the new exchange rate by issuing a press release.

About Manpower Inc.

Manpower Inc. is a world leader in the staffing industry, providing workforce management services and solutions to customers through 4,000 offices in 63 countries. The firm annually provides employment to 2 million people worldwide and is an industry leader in employee assessment and training. Manpower also provides a range of staffing solutions, engagement and consulting services worldwide under the subsidiary brands of Brook Street, Elan, The Empower Group and Jefferson Wells.  More information on Manpower Inc. can be found at the company's Web site, www.manpower.com.

About Right Management Consultants, Inc.

Headquartered in Philadelphia, Right Management Consultants (www.right.com) is the world’s largest career transition and organizational consulting firm.  It offers services to corporations of all sizes through a global network of more than 300 service locations and the Internet.  The company is a worldwide leader in customized career transition solutions and also offers a wide range of organizational consulting services, including talent management, leadership development and organizational performance services.  In combination, the two lines of business enable Right to help businesses manage the entire life cycle of their employees.

Forward Looking Statements

This press release contains statements, which are forward-looking in nature and, accordingly, are subject to risks and uncertainties regarding Manpower’s and Right’s expected future results.  The companies’ actual results may differ materially from those described or contemplated in the forward-looking statements.  Factors that may cause Manpower’s and Right’s actual results to differ materially from those contained in the forward-looking statements can be found in each company’s reports filed with the SEC, including their Annual Reports on Form 10-K for the year ended December 31, 2002, which factors are incorporated herein by reference, and such other factors as may be described from time to time in each company’s SEC filings.

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Manpower Inc.  P.O. Box 2053  5301 N. Ironwood Rd., Milwaukee, WI 53201 USA  Phone +1424-961-1000  www.manpower.com